Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Coffee Class Corporation
9620 Las Vegas Blvd S STE E4 # 591
Las Vegas, NV 89123-6508
https://thecoffeeclass.com/

Up to $246,353.40 in Common Stock at $1.85
Minimum Target Amount: $14,999.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: The Coffee Class Corporation
Address: 9620 Las Vegas Blvd S STE E4 # 591, Las Vegas, NV 89123-6508
State of Incorporation: NV
Date Incorporated: August 18, 2022

Terms:

Equity

Offering Minimum: $14,999.80 | 8,108 shares of Common Stock
Offering Maximum: $246,353.40 | 133,164 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.85
Minimum Investment Amount (per investor): $349.65

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Extreme Early Bird - Invest $2,500+ in the first week and receive 10% bonus shares.

Super Early Bird - Invest $5,000+ within the first week and receive 20% bonus shares.

Audience-Based:

Previous investors and people who sign up on our interest list to invest prior to the raise will receive 10% Bonus shares.

Amount-Based:

Tier 1 - Invest $500+ and receive a $50 The Coffee Class / Almond & Oat E-Gift Card

Tier 2 - Invest $1,000+ and receive a $100 The Coffee Class / Almond & Oat E-Gift Card

Tier 3 - Invest $2,500+ and receive a 10% VIP Investor Discount Card for all The Coffee Class / Almond & Oat locations + Exclusive Access to our upcoming Investor Facebook Group + Invite for two to our Exclusive Investor Dinner at the conclusion of the raise. + 3% bonus shares

Tier 4 - Invest $5,000+ and receive a 10% VIP Investor Discount Card for all The Coffee Class / Almond & Oat locations + Exclusive Access to our upcoming Investor Facebook Group + One "The Coffee Class" T-Shirt, Mug and Cold Brew Growler. + 5% bonus shares

Tier 5 - Invest $10,000+ and receive a 10% VIP Investor Discount Card for all The Coffee Class / Almond & Oat locations + Exclusive Access to our upcoming Investor Facebook Group + Invite for two to our Exclusive Investor Dinner at the conclusion of the raise + Two "The Coffee Class" T-Shirts, Mugs and Cold Brew Growlers. + 7% bonus shares

Tier 6 - Invest $25,000+ and receive a 10% VIP Investor Discount Card for all The Coffee Class / Almond & Oat locations + Exclusive Access to our upcoming Investor Facebook Group + Invite for four to our Exclusive Investor Dinner at the conclusion of the raise + Four "The Coffee Class" T-Shirts, Mugs and Cold Brew Growlers + Private 30 min Zoom Call with Founder & CEO Kyle Cunningham + 10% Bonus Shares

Tier 7 - Invest $50,000+ and receive a 20% VIP+ Investor Discount Card for all The Coffee Class / Almond & Oat locations + Exclusive Access to our upcoming Investor Facebook Group + Invite for four to our Exclusive Investor Dinner at the conclusion of the raise + Four "The Coffee Class" T-Shirts, Mugs and Cold Brew Growlers + Private Breakfast or Dinner with Founder & CEO Kyle Cunningham + Exclusive Tour of Our Operations + 10% Bonus Shares

The 10% StartEngine Owners' Bonus

The Coffee Class will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.85 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $185. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Existing platform users bonus in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Overview

The Coffee Class is a Las Vegas born coffee bistro with sophisticated menu choices, specialty coffee and handcrafted lattes, and scratch made pastries. We provide a fast casual atmosphere for the discerning customer who prioritizes a warm welcoming experience and food that is second to none in quality.

The Coffee Class was founded in 2019 as an experiment to see if amazing coffee can be paired with amazing food in one sensational service oriented concept. We're on a journey to transform your daily grind with exceptional service, and a delicious experience, prepared every day with heart. We want to elevate your coffee house cafe experience to something you've never imagined by bringing you quality fresh baked pastries, amazing organic coffee and tea, and delicious all day food options.

We opened our third location, Almond and Oat, in January 2023. It's a specialty coffee shop that operates as part of The Coffee Class.

Corporate Structure

On October 28, 2021, KBC Companies LLC was formed as the parent company for The Coffee Class LLC and any future LLCs (new locations). TCC Durango LLC and TCC Horizon LLC were formed as two new entities under the parent company KBC Companies LLC to manage our new Horizon and future Uncommons locations. On 8/18/2022, KBC Companies LLC converted to a Nevada C-Corporation, The Coffee Class Corporation. TCC St Rose LLC was formed on 10/26/2022 to manage Almond and Oat.

Competitors and Industry

Competitors

We compete mainly with other boutique coffee shop cafes in the area. Mainly small operators such as Craft Kitchen, Le Cafe Du Lac, and Cafe Lola. We target the sophisticated and discerning cafe consumer looking for a quality product and willing to pay a premium for a quality experience.

Industry

Our industry is exciting because of the engagement each location creates with the target community it surrounds. Coffee is unlike a normal restaurant because it can be a daily (sometimes twice daily!) repeat customer base. The coffee business is the customer service industry. It's not about coffee so much as it is service. Once you provide the amazing service, the great coffee is what keeps them coming back.

Current Stage and Roadmap

Current Stage

Our second location opened on August 10, 2022, with our grand opening on September 24, 2022. We opened Almond and Oat in January 2023. Almond and Oat is a specialty coffee shop that operates as part of The Coffee Class under a different brand name. It is smaller with a more limited menu.

Future Roadmap

Next, we will focus on our 4th and 5th Las Vegas locations in 2023 and expand to nearby Phoenix in 2024. From there, we plan to expand to other favorable demographic cities that will have an audience for our concept. Phoenix, Denver, Dallas, Reno, NV will be next up.

The Team

Officers and Directors

Name: Kyle Cunningham

Kyle Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, Treasurer, Secretary
  Dates of Service: October, 2018 - Present
  Responsibilities: Principal manager of the company and all subsidiary locations. Kyle receives $100,000 annual compensation.

Other business experience in the past three years:

- Employer: RE/MAX Advantage
  Title: Licensed Real Estate Professional + Co-Owner
  Dates of Service: February, 2007 - January, 2023
  Responsibilities: Cunningham Group is a family owned real estate team in Henderson, NV. We focus on helping people achieve their real estate goals throughout the Las Vegas valley. In addition to helping countless sellers get the highest price possible for their homes, we also specialize in assisting first time homeowners to achieve their dreams of home ownership as well as offer a New Home Concierge program to assist clients of all stripes to achieve the dream of new construction. Cunningham Group proudly supports local charities by giving a portion of every commission to causes that help the youth in our community to overcome obstacles to their success. Kyle was a partner.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $4,626,172.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on one type of service, operating a cafe that sells food and beverages. Our revenues are therefore dependent upon the market for this type of service.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Coffee Class is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kyle Cunningham	2,500,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 133,164 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 2,704,026 outstanding.

Voting Rights

Please see the voting rights of securities sold in this offering below which contain a voting proxy. In general Common Stock voting rights: Unless otherwise provided in the resolution providing for the issuance of stock adopted by the Board of Directors, each Stockholder of record and such Stockholder's duly-authorized proxy or attorney-in-fact shall be entitled to one (1) vote for each share of stock standing registered in such Stockholder's name on the books of the Corporation on the record date. At all meetings of the Stockholders, the voting may be voice vote; but any qualified voter may demand a stock vote whereupon such stock vote shall be taken by ballot, each of which shall state the name of the Stockholder voting and the number of shares voted by such Stockholder and, if such ballot be cast by proxy, the ballot shall also state the name of such proxy; provided, however, that the mode of voting prescribed by statute for any particular case shall be in such case followed.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,500,000
  Use of proceeds: Negligible, Founder's Shares
  Date: August 18, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $371,674.45
  Number of Securities Sold: 204,026
  Use of proceeds: Operations, marketing, working capital
  Date: March 14, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,503,402, an increase of 50% of fiscal year 2021, $998,169. 2021 was our first full year open due to the pandemic. As we were operating for a full year, we were able to generate more revenue from our first location.

Cost of Goods Sold

Cost of sales in 2021 was $761,083. Cost of sales in 2022 was $1,573,104.

Gross Margins

2022 Gross margin was -$185,337 due to costs related to opening two new locations in 2022. Compared to 2021 gross margin which was -$197,241 as a new post-covid startup.

In 2023, we have significantly reduced our costs versus 2022 by implementing inventory systems through our MarketMan platform, implmeneting menu depletion systems to accurate track actual vs theoretical produce use and through tightening our labor controls to reduce our costs. We've also negotiated better pricing and made menu changes in Quarter 2 and Quarter 3 2023 to improve gross margins for the rest of the year and 2024.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, rents, food, labor, marketing, fees for professional services, research and development expenses and expansion to a second location and a new concept in Almond & Oat. Operating Expenses in 2022 overall were $377,918.86 down from $764,153 in 2021.

Key drivers of our sales growth have been greater market awareness, mastering our social media outreach and spend, fine tuning our product rollout schedules and planning, and putting out more and more innovative and interesting products that appeal to our customer demographics.

Historical results and cash flows:

We've only tapped the surface of our potential growth. Our customer base is wide and far. We have a huge audience in the northwest and west side who infrequently visit The Coffee Class due to the distance. We know there is a huge demand for us in those areas. When we opened our Horizon location, not only did we not see any drop off at our Eastern location, but 2023 has continued a strong year over year sales growth trend that we saw in 2022.

We've invested in upgrading our outdoor seating at our Eastern location, improving the hard product for our discerning guests, improving our lunch program, adding afternoon dazzling baked goods (which is part of the reason for the recent sales surge) and other innovations to continue to grow and attract a complete day time audience. We expect continued growth so long as we continue to innovate, provide excellent guest experiences and monitor our bottom line spending to ensure we are hitting maximum profitability.

We also have been frequently visited by influencer Keith Lee this year and his 11 million tiktok followers. He's become a regular customer and contributed tens of thousands in free marketing to us as a result. This has been another key factor in sales growth in 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2023, the Company has capital resources available in the form of $25,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. These funds will be used to expand and grow our revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $240,000 a month for expenses related to inventory, cost of good sold, payroll, operating expenses, utilities, Research & Development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $240,000 a month for expenses related to inventory, cost of good sold, payroll, operating expenses, utilities, Research & Development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including lines of credit.

Indebtedness

- Creditor: EIDL Loan
  Amount Owed: $288,851.00
  Interest Rate: 3.75%
  Maturity Date: March 03, 2051

- Creditor: Costarmos LLC
  Amount Owed: $600,000.00
  Interest Rate: 12.0%
  Maturity Date: February 01, 2032

- Creditor: Costarmos LLC
  Amount Owed: $85,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2027

Related Party Transactions

- Name of Entity: Kyle Cunningham
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Kyle Cunningham is CEO, Director, Treasurer, and Secretary of The Coffee Class.
  Material Terms: In the fiscal year of 2022, the Company borrowed money from the owner, Kyle Cunningham, in the amount of $208,500. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, the outstanding balance of the loan is $208,500.

Valuation

Pre-Money Valuation: $5,002,448.10

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors based on revenue including the company's historical revenue and short-term future projections.

First, in Fiscal Year 2022, the Company reached $1,503,402 in revenue between all locations. This was over a 50% increase from the 2021 fiscal year revenue of $998,169. Based on publicly available information, coffee, and snack shops transact at average multiple ranges of 2.47x – 3.86x and also revenue multiples of 1.5-2.5x. We have selected an approximate 3.3x multiple of our 2022 FY revenue based on our 2023 changes that are already in progress. Currently, we estimate that we will be ending FY 2023 with approximately $2,700,000 in revenue between our three locations.

1. $1,317,000 revenue at our Eastern location as of November 7, 2023 (projected to finish approximately at $1,500,000 this year

2. $789,657 revenue at our Horizon location as of November 7, 2023 (projected to finish approximately at $900,000 this year

3. $245,608 revenue at our St Rose Almond & Oat location as of November 7, 2023 (projected to finish approximately at $300,000 this year)

In addition to the above, we also took into account our future plans which include the acquisition and planned opening of 9151 W Sahara location Almond & Oat in January 2024. Projected to do $600,000 in revenue in 2024. Also, we have brand value based upon 58,000+ Instagram followers at The Coffee Class and 11,000+ at Almond & Oat. Additionally, we have more than 20,000 guests in our rewards system we can market directly to. Separate from our revenue analysis which supports our valuation, we also have a series of current assets that are important to note including:

The current value of equipment assets: $150,000 in Equipment Eastern location

The current value of improvements on the leasehold: $200,000 Leasehold Improvements Eastern

The current value of equipment assets at Horizon: $150,000 in Equipment Horizon Location

The current value of improvements of the leasehold for location 2: $300,000 Leasehold Improvement for Horizon location

In conclusion, we determined our valuation based on the above information and conservatively estimated approximately $5,000,000.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company only has one class of stock and no outstanding convertible securities.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.80 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $246,353.40, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Operations
  60.0%
  We intend to use a majority of the funds raised on expanding our company by adding a fourth location of Almond & Oat on 9151 W Sahara.
- Marketing
  5.0%
  At the Company's discretion, funds may be used for advertising in relation to the offering. This includes potential reimbursement for marketing-related advances for the offering. We plan to increase our marketing efforts via direct mail and social media.
- Working Capital
  29.5%
  We plan to use the working capital to support our expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thecoffeeclass.com/ (https://tccinvest.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/the-coffee-class

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Coffee Class Corporation

[See attached]

THE COFFEE CLASS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
The Coffee Class Corporation
Las Vegas, Nevada

We have reviewed the accompanying consolidated financial statements of The Coffee Class Corporation (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, consolidated statement of shareholders' equity (deficit), and consolidated cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 29, 2023
Los Angeles, California

THE COFFEE CLASS CORPORATION

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 14,762	$ 161,806
Due From Related Parties	-	6,654
Inventory	3,000	3,000
Prepaids and Other Current Assets	300	-
Total Current Assets	**18,062**	**171,459**
Property and Equipment, net	321,071	175,999
Intangible Assets	9,404	3,271
Right-of-Use Asset (ROU)	84,367	-
Security Deposit	15,293	12,538
Total Assets	**$ 448,197**	**$ 363,267**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 167,171	$ 108,068
Current Portion of Loans and Notes	305,812	189,600
Forward Financing	7,500	-
Shareholder Loan	208,500	-
Other Current Liabilities	13,164	19,684
Total Current Liabilities	**702,147**	**317,352**
Promissory Notes and Loans	664,488	519,100
Lease Liability	84,367	-
Total Liabilities	**1,451,002**	**836,452**
STOCKHOLDERS EQUITY		
Common Stock	111	-
Capital Distribution	(108,002)	(108,706)
Retained Earnings/(Accumulated Deficit)	(894,914)	(364,479)
Total Stockholders' Equity	**(1,002,805)**	**(473,185)**
Total Liabilities and Stockholders' Equity	**$ 448,197**	**$ 363,267**

See accompanying notes to financial statements.

THE COFFEE CLASS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	1,503,402	$	998,169
Cost of Goods Sold		1,573,104		761,083
Gross profit		(69,702)		237,085
Operating expenses				
General and Administrative		611,132		592,383
Sales and Marketing		65,859		47,373
Total operating expenses		676,991		639,756
Operating Income/(Loss)		(746,692)		(402,671)
Interest Expense		10,299		4,814
Other Loss/(Income)		(226,557)		(191,591)
Income/(Loss) before provision for income taxes		(530,435)		(215,893)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(530,435)**	**$**	**(215,893)**

See accompanying notes to financial statements.

THE COFFEE CLASS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares		Common Stock Amount		Capital Distribution		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
Balance—December 31, 2020				**$**	**(81,300)**	**$**	**(148,586)**	**$**	**(229,886)**
Capital Distribution					(27,406)				(27,406)
Net income/(loss)							(215,893)		(215,893)
Balance—December 31, 2021	-		-		(108,706)	$	(364,479)	**$**	**(473,185)**
Conversion from LLC into Corporation	110,556	$	111		704.10				815
Net income/(loss)							(530,435)		(530,435)
Balance—December 31, 2022	**110,556**	**$**	**111**	**$**	**(108,002)**	**$**	**(894,914)**	**$**	**(1,002,805)**

See accompanying notes to financial statements.

THE COFFEE CLASS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(530,435)	$	(215,893)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		142,015		30,480
Amortization of Intangibles		4,196		4,196
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(300)		-
Due from Related Parties		6,654		(6,654)
Accounts Payable		59,103		108,068
Credit Cards		-		(1,651)
Other Current Liabilities		(6,520)		1,514
Security Deposit		(2,755)		37,058
Net cash provided/(used) by operating activities		**(328,042)**		**(42,881)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(287,087)		(206,479)
Purchases of Intangible Assets		(10,329)		(3,640)
Net cash provided/(used) in investing activities		**(297,417)**		**(210,119)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		815		(27,406)
Forward Financing		7,500		-
Borrowing on Shareholder Loans		208,500		-
Borrowing on Promissory Notes and Loans		261,600		441,212
Net cash provided/(used) by financing activities		**478,415**		**413,805**
Change in Cash		(147,043)		160,806
Cash—beginning of year		161,806		1,000
Cash—end of year	**$**	**14,762**	**$**	**161,806**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	10,299	$	4,814
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

The Coffee Class Corporation was formed as Limited Liability Company on October 28, 2021 in the state of Nevada, under the name of KBC Companies LLC. On August 18, 2022, the company was converted from LLC to Corporation and changed the name to The Coffee Class Corporation. The Coffee Class Corporation has three wholly-owned three subsidiaries: TCC St Rose LLC (which was formed on October 26, 2022 in the state of Nevada), TCC Horizon LLC (which was formed on October 26, 2022 in the state of Nevada) and The Coffee Class LLC (which was formed on October 26, 2022 in the state of Nevada). The consolidated financial statements of The Coffee Class Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The Coffee Class is a specialty coffee bistro that brings together best in class handmade pastries, savory breakfast and lunch options with handcrafted lattes to the Las Vegas market. The Coffee Class sells coffee, pastries, and food items online, in person, at curbside pickup and through delivery channels via our Toast POS system and third-party delivery partners. Our primary customer purchases iced and hot lattes mainly, but we also sell teas, hot coffee, and similar products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. The Coffee Class Corporation has three wholly-owned three subsidiaries: TCC St Rose LLC (which was formed on October 26, 2022 in the state of Nevada), TCC Horizon LLC (which was formed on October 26, 2022 in the state of Nevada) and The Coffee Class LLC (which was formed on October 26, 2022 in the state of Nevada). Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Furniture & Equipment	5 years
Leasehold Improvements	5 years
Horizon Location	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its goodwill that comes from the asset purchase agreement, which will be amortized over the period of ten years.

Other intangibles include trademarks and loans fees. Trademark costs are indefinite lived.

Income Taxes

The Coffee Class Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of coffee, pastries, and food items.

Cost of sales

Costs of goods sold include the cost of food, supplies, fees etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $65,859 and $47,373, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the consolidated financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 29, 2023, which is the date the consolidated financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 97,588	$ 97,588	$ 97,588
Liabilities				
Current portion of lease obligat	-	13,221	13,221	$ 13,221
Lease obligation	-	84,367	84,367	$ 84,367
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	-	-	$ -
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	3,000	3,000
Total Prepaids and Other Current Assets	**$ 3,000**	**$ 3,000**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Other current assets	300	
Total Prepaids and Other Current Assets	**$ 300**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Deferred Gift Card Sales	8,697	1,586
Sales Tax Payable	4,074	12,932
Undistributed Tips	393	5,166
Total Other Current Liabilities	**$ 13,164**	**$ 19,684**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,		2022		2021
Equipment	$	30,479	$	30,479
Furniture & Equipment		210,667		149,470
Leasehold Improvements		289,057		63,400
Horizon Location		179,873		179,640
Property and Equipment, at Cost		**710,076**		**422,988**
Accumulated depreciation		(389,005)		(246,990)
Property and Equipment, Net	**$**	**321,071**	**$**	**175,999**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $142,015 and $30,480, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2022		2021
Goodwill		4,000		4,000
Signage		13,969		3,640
Loan Fees		1,085		1,085
Intangible assets, at cost		**19,054**		**8,725**
Accumulated amortization		(9,650)		(5,454)
Intangible assets, Net	**$**	**9,404**	**$**	**3,271**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022, and 2021 were in the amount of $4,196 and $4,196, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	(4,196)
2024		(4,196)
2025		(1,012)
2026		-
Thereafter		-
Total	**$**	**(9,404)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock at a par value of $0.001. As of December 31, 2022, and December 31, 2021, 110,556 shares and 0 shares were issued and outstanding, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednesss
Promissory Note - Costarmos LLC	$ 600,000	12.00%	10/1/2021	12/1/2026	$ 89,951	89,951	$ 189,600	$ 410,400	$ 689,951	$ 17,951	$ 17,951	$ 189,600	$ 410,400	$ 617,951
Promissory Note - Costarmos LLC	$ 100,000	12.00%	11/16/2022	3/31/2023	$ 1,479	1,479	$ 100,000	$ -	$ 101,479	$ -	$ -	$ -	$ -	$ -
EIDL Loan	$ 270,300	3.75%	3/3/2021	3/3/2051	$ 10,136	18,550.73	$ 16,212	$ 254,088	$ 288,851	$ 10,136	$ 8,414		$ 108,700	$ 117,114
Total					$ 101,566	$ 109,981	$ 305,812	$ 664,488	$ 1,080,281	$ 28,087	$ 26,365	$ 189,600	$ 519,100	$ 735,065

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 305,812
2024	66,449
2025	66,449
2026	66,449
2027	66,449
Thereafter	398,693
Total	**$ 970,300**

Owner Loans

During the years presented, the Company borrowed money from the owner Kyle Cunningham. The details of the loans from the owners are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Kyle Cunningham	$ 208,500	0.00%	Fiscal Year 2022	No set maturity	$ 208,500		$ 208,500	$ -	$ -	$ -
Total					$ 208,500	$ -	$ 208,500	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Lease

On October 1, 2021, the Company entered into an operating lease agreements with Horizon Plaza, which will expire on September 30, 2027. The lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on lease were as follows:

		December 31, 2022
Lease liability		
Beginning balance	$	97,588
Additions	$	-
Lease payments		(13,221)
Balance at end of period	$	84,367

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	14,606
2024		16,135
2025		17,825
2026		19,503
2027		16,298
Thereafter		-
Total	**$**	**84,367**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		**2022**		**2021**
Net Operating Loss	$	(159,534)	$	-
Valuation Allowance		159,534		-
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		**2022**		**2021**
Net Operating Loss	$	(159,534)	$	-
Valuation Allowance		159,534		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $534,631, and the Company had state net operating loss ("NOL") carryforwards of approximately $534,631. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In the fiscal year of 2022, the Company borrowed money from the owner, Kyle Cunningham, in the amount of $208,500. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, the outstanding balance of the loan is $208,500.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through September 29, 2023, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $746,692, an operating cash flow loss of $328,042 and liquid assets in cash of $14,762, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF THE COFFEE CLASS

Elevating the Bakery Bistro Experience

The Coffee Class is a Las Vegas bakery bistro concept bringing elevated American comfort food and premium specialty coffee to our expanding customer base.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



A Bakery Bistro

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- We have strong systems and our well trained teams know how to provide "The Coffee Class" experience to guests and produce consistent great tasting products that brings them coming back to us over and over again.
- Our customer reach includes more than 67,000 Instagram followers, 30,000 rewards members, and 20,000 people who receive our text marketing messages. We are on track to serve nearly 100,000 guests in 2023!
- We've maintained strong and consistent sales growth as a well known local brand with a strong reputation. We've received media attention in local papers, local news, and big national influencers such as Keith Lee.

Invest Now
$1.85 Per Share

PREVIOUSLY CROWDFUNDED
$371,674.45

RAISED
$0

INVESTORS

MIN INVEST
$349.65

VALUATION
$5M

THE PITCH

Bringing A Premium Coffee Experience to the Las Vegas Area



Elevate your coffee experience.
Transform your daily grind.

We founded The Coffee Class in 2019 on a mission to pair amazing coffee with equally incredible food in one sensational service-oriented concept. Four years later, we have experienced explosive growth on our journey to transform our customers' daily grind with quality fresh baked pastries, amazing organic coffee and tea, and delicious all-day food options. As we expand to new locations, we continue to build our loyal community by serving freshly prepared food and beverages.

We recently incorporated Almond & Oat Coffee House as a non-dairy concept to serve the community with specialty coffee beverages, and delicious pastries and small bites. Together with Almond & Oat, the combined company currently serves at three locations in the Las Vegas valley with a fourth due to come online in early 2024. Our growth has translated into annual, when comparing 2022 to YTD 2023, of same store sales growth of 22% through October 10, 2023, with nearly 12% growth in customer foot traffic.

We are dedicated to quality and innovation with our popular scratch made pastries, delectable plated food and popular lattes. Our strong hiring process and regimented training programs have yielded a top notch team that maintains 4.5 or better Yelp ratings and a local appreciation for our best in class guest service experience.

THE PROBLEM & OUR SOLUTION

Best in Class Guest Experiences, Incredible Coffee & Scratch-Made Pastries

Too many cafe concepts in Las Vegas deliver the same old generic menu items, often pre-packaged and made without high-quality ingredients. We partner with nationally renowned roastery Onyx Coffee to source the highest-quality coffee from around the world and craft delicious, creative drink recipes using homemade syrups.


Just like us, our menu is
Exceptional.
Passionate.
Bold.
THE COFFEE CLASS
ALMOND & OAT
THE COFFEE CLASS

We understand that when earning repeat customers, quality food and beverages are equally as important as warm, welcoming customer service. We train all of our employees with values of authenticity and individuality. We expect our baristas to be knowledgeable and enthusiastic about our menu.


Yum Doesn't
Begin To Cover It.

Expanding Our Reach In A Massive Market


The math speaks for itself.
ALMOND & OAT
COFFEE HOUSE
+
THE COFFEE CLASS
EST 2019
= 22 % growth
in sales through 10/10/2023

The retail value of the U.S. coffee market is estimated to be $48 billion dollars with specialty comprising approximately 55% value share. 35% of adults 18-24 drink specialty coffee daily (Source). We target the 18-65-year-old professional demographic, engaging higher-income customers, including parents with their kids, single working adults, and college students. Through our aesthetic, we also attract a lot of "coffee dates" and serve as an attraction for weekend brunch crowds. Our Instagram engagement metrics have indicated that our guests and follower base are predominantly women.


Horizon location.

Check out what Keith Lee had to say about The Coffee Class!



WHY INVEST

A Beloved Cafe Bistro Ready to Scale



Join us in our mission to
Elevate the bakery bistro experience.
THE COFFEE CLASS

We believe we're at a time of exciting growth! In addition to opening our second The Coffee Class location in 2022, we opened Almond & Oat Coffee House as a second brand – with new locations opening soon and a robust community of coffee lovers. As we master our expansion process, we plan to open new locations beyond Las Vegas, starting in Phoenix, Denver, and Dallas. With significant growth and what we believe to be the highest quality service out there, we are ready to share our delicious coffee, pastries, and food choices with as many people as possible.

We created Almond & Oat to be a smaller footprint coffee-focused companion concept to The Coffee Class. Whereas The Coffee Class is a bakery bistro, Almond & Oat is a traditional coffee house format. By utilizing our existing resources and talent, we've been able to quickly build this second concept that we will expand to many more locations. It's a dairy-free coffee house concept that our guests are loving. Our first location opened in January 2023 and maintains a perfect 5.0 Yelp rating! Our second location is already underway in the Summerlin Area of Las Vegas, anticipated to open Quarter 1 2024.

ABOUT

HEADQUARTERS
9620 Las Vegas Blvd S STE E4 # 591
Las Vegas, NV 89123-6508

WEBSITE
View Site

The Coffee Class is a Las Vegas bakery bistro concept bringing elevated American comfort food and premium specialty coffee to our expanding customer base.

TEAM

Kyle Cunningham
CEO, Director, Treasurer, Secretary

Kyle Cunningham grew up in Las Vegas and is a proud alum of UNLV. He was one of the youngest GMs in the history of Yum Brands, achieving that role at the age of 20. After 7 years working in various restaurant concepts for Yum Brands (such A&W, KFC, Long John Silvers, and Pizzahut), he left the company to finish college. After declining a full ride scholarship to law school, he instead pursued a real estate career and built experience in both residential and commercial real estate as well as property management. In 2019, after 12 years in real estate, he decided his passion was back in restaurants. After years of solo travel around the world in between real estate deals, Kyle realized that Las Vegas was sorely lacking in quality coffee concepts. He dreamed of a coffee concept that would evoke the warmth and heart of a Parisian cafe, the upscale sophisticatin of an Los Angeles restaurant, and an environment specifically geared towards adults; specifically professionals.

He developed The Coffee Class. A concept designed to marry a love for the quality and concept of coffee with the warm and sophisticated energy that has come to define it.

Chef Beth Ryan Small
Executive Chef

Chef Beth came to The Coffee Class with decades of experience and professional knowledge from working on kitchens on the strip and beyond. She is an expert baker and a top notch savory chef, too. She specializes in American comfort food as well as French baking concepts. She's been integral to getting our kitchens operating at a high level, in concert with seasoned baking team members, our Sous Chef at our Eastern location and many dedicated support staff that work our kitchens every day.

Noah Ahina
General Manager - Horizon Location

Noah joined The Coffee Class in 2020, immediately after the onset of the pandemic. He joined as a barista but quickly proved himself through exceptional innate leadership, incredible work ethic and an embodiment of everything it means to be a leader at The Coffee Class: committment to mentorship; commitment to community engagement and commitment to bringing high energy and positive leadership every day. He made it impossible not to promote him time and time again. His latest achievement was the incredibly tough role of opening our 2nd location. He pulled long hours without complaint and put the kind of passion and energy into the job that is a marvel to see. He's as critical a piece of our leadership team as anyone and someone we're proud to have on the team.

Savannah Carson
General Manager - Eastern Location

Savannah joined our team earlier in 2022. She quickly proved herself an amazing communicator, natural leader and passionate representative for our brand. She embodies the kind of incredible work ethic that seems to be contagious at The Coffee Class leadership table! A mom to two young sons and a former leader in the Cannabis industry as well as at local concept Greens & Proteins, she's an invaluable addition to this team and an all around great human.

TERMS

The Coffee Class

Overview

PRICE PER SHARE
$1.85

VALUATION
$5M

DEADLINE
Feb. 15, 2024 at 7:59 AM UTC

FUNDING GOAL
$15k - $246k

Breakdown

MIN INVESTMENT
$349.65

OFFERING TYPE
Equity

MAX INVESTMENT
$246,353.40

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
8,108

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
133,164

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Extreme Early Bird - Invest $2,500+ in the first week and receive 10% bonus shares.

Super Early Bird - Invest $5,000+ within the first week and receive 20% bonus shares.

Audience-Based:

Previous investors and people who sign up on our interest list to invest prior to the raise will receive 10% Bonus shares.

Amount-Based:

Tier 1 - Invest $500+ and receive a $50 The Coffee Class / Almond & Oat E-Gift Card

Tier 2 - Invest $1,000+ and receive a $100 The Coffee Class / Almond & Oat E-Gift Card

Tier 3 - Invest $2,500+ and receive a 10% VIP Investor Discount Card for all The Coffee Class / Almond & Oat locations + Exclusive Access to our upcoming Investor Facebook Group + Invite for two to our Exclusive Investor Dinner at the conclusion of the raise. + 3% bonus shares

Tier 4 - Invest $5,000+ and receive a 10% VIP Investor Discount Card for all The Coffee Class / Almond & Oat locations + Exclusive Access to our upcoming Investor Facebook Group + One "The Coffee Class" T-Shirt, Mug and Cold Brew Growler. + 5% bonus shares

Tier 5 - Invest $10,000+ and receive a 10% VIP Investor Discount Card for all The Coffee Class / Almond & Oat locations + Exclusive Access to our upcoming Investor Facebook Group + Invite for two to our Exclusive Investor Dinner at the conclusion of the raise + Two "The Coffee Class" T-Shirts, Mugs and Cold Brew Growlers. + 7% bonus shares

Tier 6 - Invest $25,000+ and receive a 10% VIP Investor Discount Card for all The Coffee Class / Almond & Oat locations + Exclusive Access to our upcoming Investor Facebook Group + Invite for four to our Exclusive Investor Dinner at the conclusion of the raise + Four "The Coffee Class" T-Shirts, Mugs and Cold Brew Growlers + Private 30 min Zoom Call with Founder & CEO Kyle Cunningham + 10% Bonus Shares

Tier 7 - Invest $50,000+ and receive a 20% VIP+ Investor Discount Card for all The Coffee Class / Almond & Oat locations + Exclusive Access to our upcoming Investor Facebook Group + Invite for four to our Exclusive Investor Dinner at the conclusion of the raise + Four "The Coffee Class" T-Shirts, Mugs and Cold Brew Growlers + Private Breakfast or Dinner with Founder & CEO Kyle Cunningham + Exclusive Tour of Our Operations + 10% Bonus Shares

The 10% StartEngine Owners' Bonus

The Coffee Class will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.85 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $185. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Existing platform users bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into The Coffee Class.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi guys, my name is Kyle Cunningham with The Coffee Class. I'm so excited about our raise on StartEngine.com.

Hi my name is Noah Ahina, one of the General Managers at The Coffee Class. Our newest location is located at 709 East Horizon Drive in Henderson, Nevada. It's unique because of its beautiful outdoor patio garden, upscale but inviting environment and amazing decor. We're especially proud of our perfect five-star Yelp rating.

Hi, I'm Savannah Carson, the General Manager of our original Coffee Class location located at 8878 S Eastern Avenue. Our indoor and outdoor seating is often packed but we love providing best in class service to every guest.

The Coffee Class is a specialty coffee bistro concept. We specialize in artisan scratch-made pastries, delicious breakfast and lunch dishes and lattes made with house-made syrups.

In 2023, we opened Almond and Oat. It's our newest concept that features non-dairy drink options, delicious pastries, in a quick service environment.

With great systems, best in class training programs, and an amazing team, we plan to grow The Coffee Class and Almond and Oat in Las Vegas and beyond.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G - Testing the Waters Materials

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THE COFFEE CLASS
Investor Afternoon Tea &
Fireside Chat
w/ Kyle Cunningham CEO
10445 Spencer St #110
Reservation Required! Limited Seats

Popular Just Added!

Sunday, November 19

Investor Fireside Afternoon Chat

Join CEO Kyle Cunningham and our team for a fireside chat about investing in The Coffee Class and Almond & Oat!

By **The Coffee Class** Follow

General Admission – 1 +

$20.00

Check out for $20.00

Date and time

Sunday, November 19 · 3:30 - 5pm PST

Location

Almond & Oat Coffee House

10445 Spencer Street ##110 Las Vegas, NV 89183

Show map

Refund Policy

Refunds up to **1 day** before event

Eventbrite's fee is nonrefundable.

About this event

1 hour 30 minutes

Mobile eTicket

Join CEO Kyle Cunningham and our team for a fireside chat about investing in The Coffee Class and Almond & Oat! *Our capital raise start date is not set yet so this is currently an event to learn about the prospect to invest soon.*

We will talk about our future plans and answer questions in a Q&A format.

We will be serving bottomless lattes, tea lattes, organic single origin coffee and organic teas as well as special treats from our executive chef!

This will be at our newest concept Almond & Oat off St Rose Pkwy & Eastern area!

We have limited seats available for this intimate event so we do require the RSVP to attend.

Thank you!

-Kyle Cunningham

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE

PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Tags

United States Events · Nevada Events · Things to do in Henderson, NV · Henderson Networking · Henderson Business Networking · #investment · #investor · #afternoon · #vegas · #chat · #fireside · #coffeeshop · #capitalraising · #investment_seminar · #investment_opportunities

About the organizer

Organized by

The Coffee Class

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THE COFFEE CLASS

ESTABLISHED 2019



702-328-1664

Did you miss your chance to invest in our first capital raise? We're creating an interest list ahead of our next raise!

ADD YOUR NAME TO THE INTEREST LIST

Investing in The Coffee Class Corp

Accredited Investors

We will be launching again on StartEngine soon to accept RegCF investments again. Stay tuned for more information. To add yourself to the interest list to be notified when that happens, please **Click Here**!

Who We Are

The Coffee Class is a Las Vegas coffee bistro bringing sophisticated menu choices to our expanding customer base. We are dedicated to quality and innovation, featuring specialty coffee, handcrafted lattes, incredible savory dishes, and scratch-made pastries at each of our two current locations.

Almond & Oat Coffee House is also part of our brand. It's a non-dairy specialty coffee house with innovative drinks, cozy seating and top notch guest service.

Plans for Growth

We have scouted several new potential locations. Raising



capital will be dedicated toward west side expansion options in Las Vegas and beyond. For both Almond & Oat and The Coffee Class.



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Reasons to Invest

- We combine high-quality ingredients and creative recipes with excellent service, delivering an exceptional coffee house experience to our customers that is second to none.
- We are bringing premium, organic, specialty coffee and food to a market of nearly 3 million people.*
- Since our launch, we have built a loyal community of coffee lovers, with over 32,000 Instagram followers and 20%+ year-over-year growth in 2022.

**Information from Las Vegas Convention and Visitors Authority (Source)*

Almond & Oat Coffee House!

In 2023 we opened Almond & Oat Coffee House in Henderson to serve our non-dairy and vegan guests with a concept designed with oat milk in mind! It's a small intimate location with top notch drinks, small bites, and a smaller footprint than it's bigger Coffee Class siblings.

Almond & Oat

The Coffee Class in the Media!

Keith Lee brings his 11 million Tiktok followers to The Coffee Class! This post reached more than **5 million** views on Tiktok and **2 million likes**, and hundreds of thousands more on other social channels! https://www.tiktok.com/@keith_lee125/video/7220977187493530926?_r=1&_t=8bXnSiYSCRn



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